EXHIBIT 3.3


                                WINSTON & STRAWN
                                 200 PARK AVENUE
                          NEW YORK, NEW YORK 10166-4193


                                  June 20, 2002


Van Kampen Focus Portfolios, Taxable Income Series 10

c/o The Bank of New York, As Trustee
101 Barclay Street, 17 West
New York, New York 10286


Dear Sirs:

         We have acted as special counsel for the Van Kampen Focus Portfolios, Taxable Income Series 10 (the "Fund") consisting of Van Kampen Focus Portfolios Insured Income Trust, Series 94 and Long-Term Investment Grade Trust, Series 1 (individually the "Trust" and, in the aggregate, the "Trusts"), for purposes of determining the applicability of certain New York taxes under the circumstances hereinafter described.

         The Fund is created pursuant to a Trust Agreement (the "Indenture"), dated as of today (the "Date of Deposit") among Van Kampen Funds Inc. (the "Depositor"), Van Kampen Investment Advisory Corp., an affiliate of the Depositor, as supervisor (the "Supervisory Servicer"), and The Bank of New York, as trustee (the "Trustee"). As described in the prospectus relating to the Fund dated today to be filed as an amendment to a registration statement heretofore filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (respectively the "Prospectus" and the "Registration Statement") (File Number 333-89914), the objectives of the Trusts are the generation of a high level of current income and the conservation of capital through a diversified investment in a fixed portfolio primarily consisting of long-term corporate debt securities. It is noted that no opinion is expressed herein with regard to the Federal tax aspects of the bonds, the Trusts, units of the Trusts (the "Units"), or any interest, gains or losses in respect thereof.

         As more fully set forth in the Indenture and in the Prospectus, the activities of the Trustee will include the following:

         On the Date of Deposit, the Depositor will deposit with the Trustee the total principal amount of interest bearing obligations and/or contracts for the purchase thereof together with an irrevocable letter of credit in the amount required for the purchase price and accrued interest, if any, along with the policy purchased by the Depositor evidencing insurance guaranteeing timely payment of principal and interest on some of the obligations comprising the corpus of the Trusts denominated as "Insured" as more fully set forth in the Prospectus and the Registration Statement. All other obligations included in the deposit described above relating to the corpus of the Trusts denominated as "Insured" will be covered by insurance obtained by the issuer of such obligations or by a prior owner, which may be the Depositor prior to the Date of Deposit, guaranteeing timely payment of principal and interest, or will be U.S. Treasury obligations.

         We understand with respect to the obligations described in the preceding paragraph which are deposited into a trust denominated as "Insured" that all insurance, whether purchased by the depositor, the issuer or a prior owner, provides, or will provide, that the amount paid by the insurer in respect of any bond may not exceed the amount of principal and interest due on the bond and such payment will in no event relieve the issuer from its continuing obligation to pay such defaulted principal and interest in accordance with the terms of the obligation.

         The Trustee did not participate in the selection of the securities to be deposited in the Trusts, and, upon the receipt thereof, will deliver to the Depositor a registered certificate for the number of Units representing the entire capital of the Trusts as more fully set forth in the Prospectus. The Units, which are represented by certificates ("Certificates"), will be offered to the public upon the effectiveness of the Registration Statement.

         The duties of the Trustee, which are ministerial in nature, will consist primarily of crediting the appropriate accounts with interest received by the Trusts and with the proceeds from the disposition of obligations held in the Trusts and the distribution of such interest and proceeds to the Unit holders. The Trustee will also maintain records of the registered holders of Certificates representing an interest in the Trusts and administer the redemption of Units by such Certificate holders and may perform certain administrative functions with respect to an automatic reinvestment option or a conversion option.

         Generally, obligations held in the Trusts may be removed therefrom by the Trustee only upon redemption prior to their stated maturity, at the direction of the Depositor in the event of an advance refunding or upon the occurrence of certain other specified events which adversely affect the sound investment character of the Trusts, such as default by the issuer in payment of interest or principal on the obligations, and no provision for payment is made therefor either pursuant to any applicable portfolio insurance or otherwise, and the Depositor fails to instruct the Trustee, within thirty (30) days after notification, to hold such obligation.

         Prior to the termination of the Trusts, the Trustee is empowered to sell bonds, on a list furnished by the Depositor, only for the purpose of redeeming Units tendered to it and of paying expenses for which funds are not available. The Trustee does not have the power to vary the investment of any Unit holder in the Trusts, and under no circumstances may the proceeds of sale of any obligations held by the Trusts be used to purchase new obligations to be held therein.

         Article 9-A of the New York Tax Law imposes a franchise tax on business corporations, and, for purposes of that Article, Section 208(1)(d) defines the term "corporation" to include, among other things, "any business conducted by a trustee or trustees wherein interest or ownership is evidenced by certificate or other written instrument."

         The Regulations promulgated under Section 208 provide as follows:

          (b) The term corporation includes any business conducted by a trustee or trustees wherein interest or ownership is evidenced by certificate or other written instrument.

               (2) A business conducted by a trustee or trustees in which interest or ownership is evidenced by certificate or other written instrument includes, but is not limited to, an association commonly referred to as a business trust or Massachusetts trust. In determining whether a trustee or trustees are conducting a business, the form of the agreement is of significance but is not controlling. The actual activities of the trustee or trustees, not their purposes and powers, will be regarded as decisive factors in determining whether a trust is subject to tax under Article 9-A of the Tax Law. The mere investment of funds and the collection of income therefrom with incidental replacement of securities and reinvestment of funds, does not constitute the conduct of a business in the case of a business conducted by a trustee or trustees. 20 NYCRR 1-2.5(b).

     New York cases dealing with the question of whether a trust will be subject to the franchise tax have also delineated the general rule that where a trustee merely invests funds and collects and distributes the income therefrom, the trust is not engaged in business and is not subject to the franchise tax. Burrell v. Lynch, 274 A.D. 347, 84 N.Y.S.2d 171 (3rd Dept. 1948), order resettled, 274 A.D. 1073, 85 N.Y.S.2d 705 (3rd Dept. 1949).

     In an opinion of the Attorney General of the State of New York, 47 N.Y. Att'y. Gen. Rep. 213 (Nov. 24, 1942), it was held that where the trustee of an unincorporated investment trust was without authority to reinvest amounts received upon the sales of securities and could dispose of securities making up the trust only upon the happening of certain specified events or the existence of certain specified conditions, the trust was not subject to the franchise tax. See also Fibreboard Asbestos Compensation Trust (Advisory Opinion) Commission of Taxation and Finance, TSB-A-97(3)(C) and TSB-A-97(1)I, January 21, 1997, CCH NY St. Tax Rep.P. 402-649; and Petition of Richards, TSB-A-94(2)I, Commissioner of Taxation and Finance, February 1, 1994, CCH 1993-1994 NY New Matters Transfer Binder atP. 401-477.

         In the instant situation, the Trustee is not empowered to, and we assume will not, sell obligations contained in the corpus of the Trust and reinvest the proceeds therefrom. Further, the power to sell such obligations is limited to circumstances in which the creditworthiness or soundness of the obligation is in question or in which cash is needed to pay redeeming Unit holders or to pay expenses, or where the Trust is liquidated subsequent to the termination of the Indenture. Only in circumstances in which the issuer of an obligation attempts to refinance it can the Trustee exchange an obligation for a new security. In substance, the Trustee will merely collect and distribute income and will not reinvest any income or proceeds, and the Trustee has no power to vary the investment of any Unit holder in the Trust.

         Under Subpart E of Part I, Subchapter J of Chapter 1 of the Internal Revenue Code of 1986, as amended (the "Code"), the grantor of a trust will be deemed to be the owner of the trust under certain circumstances, and therefore taxable on his proportionate interest in the income thereof. Where this Federal tax rule applies, the income attributed to the grantor will also be income to him for New York income tax purposes. See TSB-M-78(9)(c), New York Department of Taxation and Finance, June 23, 1978.

         By letter dated today, Messrs. Chapman and Cutler, counsel for the Depositor, rendered their opinion that each Unit holder will be considered as owning a share of each asset of the Trusts in the proportion that the number of Units held by such holder bears to the total number of Units outstanding and the income of each of the Trusts will be treated as the income of each Unit holder in said proportion pursuant to Subpart E of Part I, Subchapter J of Chapter 1 of the Code.

         Based on the foregoing and on the opinion of Messrs. Chapman and Cutler, counsel for the Depositor, dated today, upon which we specifically rely, we are of the opinion that under existing laws, rulings, and court decisions interpreting the laws of the State and City of New York:

          1. Each of the Trusts will not constitute an association taxable as a corporation under New York law, and, accordingly, will not be subject to tax on its income under the New York State franchise tax or the New York City general corporation tax.

          2. The income for each of the Trusts will be treated as the income of the Unit holders under the income tax laws of the State and City of New York.

          3. Unit holders who are not residents of the State of New York are not subject to the income tax law thereof with respect to any interest or gain derived from the Fund or any gain from the sale or other disposition of the Units, except to the extent that such interest or gain is from property employed in a business, trade, profession or occupation carried on in the State of New York.

         We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement relating to the Units and to the use of our name and the reference to our firm in the Registration Statement and in the Prospectus.

                                                          Very truly yours,


                                                          Winston & Strawn